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SEC FILE NUMBER
8-69931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Doeren Mayhew Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2600 North Loop West, Suite 600
(No. and Street)

Houston	Texas	77092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Mailhes	713-860-0215	mailhes@doeren.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Poslethwaite&Netterville
(Name – if individual, state last, first, and middle name)

8550 United Plaza Blvd, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jennifer Mailhes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Doeren Mayhew Capital Advisors, LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBORAH DURAN YANEZ
NOTARY PUBLIC
ID# 10309720
State of Texas
Comm. Exp. 11-22-2023

Notary Public

Signature:
Jennifer Mailhes
Digitally signed by Jennifer Mailhes
Date: 2022.12.29 13:45:20 -06'00'

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOEREN MAYHEW CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)3 under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as PUBLIC document.

DOEREN MAYHEW CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
Doeren Mayhew Capital Advisors, LLC
Houston, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doeren Mayhew Capital Advisors, LLC (the Company) as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Doeren Mayhew Capital Advisors, LLC as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Beginning Member's Equity

As discussed in Note 7 to the financial statements, member's equity at October 1, 2021 has been restated to correct a misstatement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Doeren Mayhew Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Doeren Mayhew Capital Advisors, LLC's auditor since 2022.

Postlethwaite & Netterville

Baton Rouge, Louisiana
December 28, 2022

DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2022

Assets

Cash and cash equivalents	$	602,844
Accounts receivable - trade, net of $3,000 allowance		232,060
Right of use		102,758
Prepaid expenses		2,844
Total Assets	$	940,506

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	93,034
Lease liabilities		101,226
Deferred revenue		194,810
Total Liabilities		389,070
Member's Equity - As Restated		551,436
Total Liabilities and Member's Equity	$	940,506

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Doeren Mayhew Capital Advisors, LLC (the "Company"), a limited liability company organized in Michigan, is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on April 9, 2017 upon obtaining its broker-dealer registration. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general advisory services to corporate clients. The Company is 100% owned by DMCA Holdings, LLC.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed the Federal Deposit Insurance Corporation (FDIC) coverage limits.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations

One hundred percent of the Company's accounts receivable is owed from five customers at September 30, 2022.

Leases

On October 1, 2019, the Company adopted the requirements of Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) using the modified retrospective method and practical expedients for transition. The Company determines if an arrangement is a lease at inception. Right of use assets represents our right to use an underlying asset for the lease term and lease liabilities represent our obligations to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the term of the lease.

Note 3 - Leases

The Company subleases office space in Houston, Texas and Troy, Michigan from a related party. The Houston, Texas sublease agreement terminates in June 2037. The Troy, Michigan sublease agreement terminates in June. The Company has elected to recognize the right of use asset and lease liability for the Troy, Michigan sublease through June 2023, the date which the primary lease of the related party terminates. Both lease agreements include fixed rental payments through their maturity.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include an option to renew and the exercise of lease renewal options is at our sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities.

The Company records the operating lease right of use assets and lease liabilities based on the present value of the lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating leases as of September 30, 2022 was 4.00% for the Troy, Michigan lease and 4.50% for the Houston, Texas lease.

On October 1, 2022, the Company began leasing office space in Massachusetts from a third party with monthly lease payments in the amount of $1,219. The lease expires on September 30, 2023. The term of this lease is less than 12 months and as a result the Company will not record a right of use asset or lease liability associated with the lease agreement.

As of September 30, 2022, the future minimum lease payments under the current leases are as follows:

Years Ending September 30,	Amount
2023	$ 36,430
2024	8,256
2025	8,256
2026	8,256
2027	8,256
Thereafter	82,560
Total Minimum Lease payments	$ 152,014

Note 4 - Legal Contingencies

The Company is not currently a defendant in litigation incidental to its investment banking business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" (ASC 450). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 5 - Related Parties

The Company also leases office space from related parties as disclosed in Note 3. The Company has $101,226 outstanding in obligations to this related party as of September 30, 2022.

Note 6 - Subsequent Events

Management has evaluated subsequent events and transactions occurring after year-end through December 28, 2022, the date that the financial statements were available for issuance. No transactions or events were found that would require recognition in the financial statements.

Note 7 - Restatement of Previously Issued Financial Statements

We have restated beginning members' equity at October 1, 2021 herein our audited financial statements at September 30, 2022 and for the year ended September 30, 2022.

Restatement Background

In prior period the Company's revenue associated for clients with non-refundable up-front advisory fees was incorrectly recognized at the time of receipt instead of when the performance obligation was satisfied, or when the transaction was deemed by management to be terminated. In addition, the accounting treatment related to deferred revenue. The Company's errors in the misapplication of revenue recognition resulted in the members' equity balance being overstated at the beginning of the year.

Accordingly, we have restated beginning members equity herein our financial statements at October 1, 2021, in accordance with ASC Topic 250, *Accounting Changes and Error Corrections*.

Note 7 - Restatement of Previously Issued Financial Statements (Continued)

Description of misstatements

Adjustment to opening balance

We recorded an adjustment to the October 1, 2021 beginning balance for members' equity to account for the impact of the nonrefundable up-front fees that were previously recognized as revenue in prior years and the performance obligation had not yet been satisfied with the customers. Members' equity was decreased by $520,000, deferred revenue was increased by $520,000 at October 1, 2021.

*** * *End of Notes * * ***